04013138

8-27

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 40053 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHONE ASSOCIATES, LTD.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 SOUTH HIGH STREET
(No. and Street)

WEST CHESTER, (City) PA (State) 19382-3337 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COVER+ROSSITER, P.A.
(Name – *if individual, state last, first, middle name*)

62 ROCKFORD ROAD, (Address) WILMINGTON, (City) DE (State) 19806-1004 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MICHAEL SHONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHONE ASSOCIATES, LTD., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Karen M. Alessandro, Notary Public
West Chester Boro., Chester County
My Commission Expires Oct. 10, 2005
Member, Pennsylvania Association Of Notaries

Karen M. Alessandro
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Computation of Aggregate Indebtedness

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**COVER+ROSSITER P.A.**

Certified Public Accountants & Advisors
**The plus is added value.**

## INDEPENDENT AUDITORS' REPORT

Michael Shone
Shone Associates, Ltd.
West Chester, Pennsylvania

We have audited the statements of financial condition of Shone Associates, Ltd. ("the Company") as of December 31, 2003 and 2002, and the related statements of income, changes in ownership equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shone Associates, Ltd. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 3, 4, 5, 9, and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cover & Rossiter, P.A.
Certified Public Accountants

January 28, 2004

62 Rockford Road • Wilmington, DE 19806-1004
(302) 656-6632 • (800) 656-6632 • Fax: (302) 656-1811
Web Site: www.CoverRossiter.com

# SHONE ASSOCIATES, LTD.
# STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 49,617 | $ 79,022 |
| Accounts receivable | 13,240 | 160,228 |
| | **$ 62,857** | **$ 239,250** |
| **LIABILITIES** | | |
| Accounts payable | $ 46,834 | $ 153,581 |
| **STOCKHOLDER'S EQUITY** | | |
| **CAPITAL STOCK** | | |
| Common stock - par value $1 | | |
| Authorized - 100 shares | | |
| Issued and outstanding - 10 shares | 10 | 10 |
| **ADDITIONAL PAID-IN CAPITAL** | 9,944 | 9,944 |
| **ACCUMULATED INCOME** | 6,069 | 75,715 |
| | 16,023 | 85,669 |
| | **$ 62,857** | **$ 239,250** |

**See accompanying notes**

# SHONE ASSOCIATES, LTD.
# COMPUTATIONS OF NET CAPITAL

| | December 31, | |
|---|---|---|
| | 2003 | 2002 |
| Total ownership equity from statement of financial condition | $ 16,023 | $ 85,668 |
| Ownership equity not allowable for net capital | - | - |
| Total ownership equity qualified for net capital | 16,023 | 85,668 |
| Haircut on securities (computed, where applicable, pursuant to Rule 15C3-1(f)) | (992) | (1,580) |
| **NET CAPITAL** | **$ 15,031** | **$ 84,088** |

**See accompanying notes**

## SHONE ASSOCIATES, LTD.
## COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENTS

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| MINIMUM NET CAPITAL | $ 3,122 | $ 10,239 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER AND DEALER | $ 5,000 | $ 5,000 |
| NET CAPITAL REQUIREMENT | $ 5,000 | $ 10,239 |
| EXCESS NET CAPITAL | $ 10,031 | $ 73,849 |
| EXCESS NET CAPITAL AT 1,000% | $ 10,348 | $ 68,730 |

See accompanying notes

# SHONE ASSOCIATES, LTD.
## COMPUTATIONS OF AGGREGATE INDEBTEDNESS

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION | $ 46,834 | $ 153,581 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 311.58% | 182.64% |

See accompanying notes

# SHONE ASSOCIATES, LTD.
# STATEMENTS OF INCOME

| | Years Ended December 31, 2003 | 2002 |
|---|---|---|
| **INCOME** | | |
| Commission income | $ 215,157 | $ 204,067 |
| Interest | 1,321 | 1,063 |
| | 216,478 | 205,130 |
| **EXPENSES** | | |
| Consulting | 2,400 | 2,500 |
| Fees | 135,000 | 20,000 |
| Insurance | 384 | 384 |
| Interest | - | - |
| Licenses | 3,563 | 3,423 |
| Miscellaneous | 1,000 | - |
| Taxes | 3,777 | 3,534 |
| | 146,124 | 29,841 |
| **NET INCOME** | **$ 70,354** | **$ 175,289** |

**See accompanying notes**

# SHONE ASSOCIATES, LTD.
## STATEMENTS OF CHANGES IN OWNERSHIP EQUITY

| | Years Ended December 31, | | | |
|---|---|---|---|---|
| | 2003 | | 2002 | |
| BALANCE, BEGINNING OF YEAR | $ | 85,669 | $ | 10,380 |
| NET INCOME | | 70,354 | | 175,289 |
| DISTRIBUTIONS | | 140,000 | | 100,000 |
| **BALANCE, END OF YEAR** | **$** | **16,023** | **$** | **85,669** |

**See accompanying notes**

# SHONE ASSOCIATES, LTD.
# STATEMENTS OF CASH FLOWS

| | Years Ended December 31, 2003 | Years Ended December 31, 2002 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Cash received from customers | $ 255,398 | $ 189,081 |
| Interest received | 1,321 | 1,063 |
| Cash paid to suppliers | (146,124) | (29,841) |
| Net cash provided by operating activities | 110,595 | 160,303 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distributions to shareholders | (140,000) | (100,000) |
| Net cash used by financing activities | (140,000) | (100,000) |
| **INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (29,405) | 60,303 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | 79,022 | 18,719 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 49,617 | $ 79,022 |
| **RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES** | | |
| Net income | $ 70,354 | $ 175,289 |
| Changes in assets and liabilities: | | |
| (Increase) decrease in accounts receivable | 146,988 | (153,028) |
| Increase (decrease) in accounts payable | (106,747) | 138,042 |
| | 40,241 | (14,986) |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | **$ 110,595** | **$ 160,303** |

**See accompanying notes**

# SHONE ASSOCIATES, LTD.
# RECONCILIATION OF AUDITED AND UNAUDITED FOCUS REPORT AMOUNTS FOR DECEMBER 31, 2003

## STATEMENT OF FINANCIAL CONDITION

| Line Reference #/ Description | | Unaudited | Audited | Difference | Note |
|---|---|---|---|---|---|
| 2B | Receivables from broker/dealers | $ 22,253 | $ 13,240 | $ (9,013) | 1 |
| 4D | Other securities | 46,564 | 49,617 | 3,053 | 1 |
| 14B/17 | Accounts payable | 52,794 | 46,834 | (5,960) | 1 |

## COMPUTATION OF NET CAPITAL

| Line Reference #/ Description | | Unaudited | Audited | Difference | Note |
|---|---|---|---|---|---|
| 6A | Nonallowable assets | 2,028 | - | (2,028) | 3 |
| 9 | Haircut | 931 | 992 | 61 | 1 |
| 10 | Net Capital | 13,064 | 15,031 | 1,967 | 1,3 |

## COMPUTATION OF NET CAPITAL REQUIREMENTS

| Line Reference #/ Description | | Unaudited | Audited | Difference | Note |
|---|---|---|---|---|---|
| 14 | Excess net capital | 8,064 | 10,031 | 1,967 | 2 |
| 15 | Excess net capital at 1,000% | 7,784 | 10,348 | 2,564 | 2 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| Line Reference #/ Description | | Unaudited | Audited | Difference | Note |
|---|---|---|---|---|---|
| 16 | Total liabilities | $ 52,794 | $ 46,834 | $ (5,960) | 1 |
| 20 | Percentage of agg. indebtedness | 404% | 312% | -93% | 2 |

Note #1: Original balances included a deposit intransit of $9,013 as a receivable and outstanding checks of $5,960 as payables.

Note #2: Reduction in total liabilities resulted from adjustment noted in Note #1 above. Total audited liabilities of $46,834 reduced from $52,794.

Note #3: Certain receivables recognized under generally accepted accounting principles cannot be included the computation of net capital for the FOCUS report.

**SHONE ASSOCIATES, LTD.**
**RECONCILIATION OF AUDITED AND UNAUDITED**
**FOCUS REPORT AMOUNTS FOR DECEMBER 31, 2003**
**(CONTINUED)**

There were no material differences between the audit report and the filing of Form X-17A-5 for the quarter ended December 31, 2003 for the computation of net capital under Rule 15c3-1 and the computation of the reserve requirement under Exhibit A of Rule 15c3-3. In addition, Shone Associates, Ltd. claims an exemption from Rule 15c3-3, paragraph k-2-ii since it is a fully disclosed broker dealer that clears all of its transactions with and for its customers, promptly transmits all customer assets to the clearing broker, and maintains its records in accordance with SEC guidelines.

# SHONE ASSOCIATES, LTD.
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2003 AND 2002

## NATURE OF OPERATIONS

Shone Associates, Ltd. (the Company) is a broker dealer in debt and equity securities primarily serving the investment needs of private individual clients.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Accounts Receivable

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

### Concentrations of Credit Risk

The Company has one investment firm that accounted for 18% of its revenue in 2003 and 82% in 2002. At December 31, 2003 and 2002, this investment firm accounted for 30% and 95% of accounts receivable respectively.

The Company keeps its cash in a money market fund at a local financial institution. Although the balance in this account is not insured, the Company believes that the risk of loss is remote.

### Income Taxes

In 1995, the Company elected to be taxed as a Subchapter S Corporation in accordance with Sections 1361-1379 of the Internal Revenue Code. This election was effective January 1, 1995. Under these sections, corporate income or loss is allocated to the stockholder for inclusion in his personal income tax return. Taxes expense on the statements of income are not income taxes but are capital stock taxes paid to the Commonwealth of Pennsylvania.

# SHONE ASSOCIATES, LTD.
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2003 AND 2002

## MINIMUM CAPITAL REQUIREMENTS

Under the rules and regulations of the Securities Exchange Act of 1934, Shone Associates, Ltd. as a broker dealer is required to maintain net capital equivalent to the greater of 6 2/3% of aggregate indebtedness or $5,000. The Company's net capital exceeded this minimum requirement by $10,031 at December 31, 2003 and $73,849 at December 31, 2002. The percentage of aggregate indebtedness to net capital was 312% and 183% on December 31, 2003 and 2002, respectively.

## RELATED PARTY TRANSACTIONS

The sole shareholder of Shone Associates, Ltd. is also the sole shareholder of The Peirce Park Group. Shone Associates, Ltd. was formed to facilitate the operations of The Peirce Park Group. Substantially all of Shone Associates, Ltd. revenue will be generated from the operation of The Peirce Park Group. Shone Associates, Ltd. incurred $135,000 in fees to The Peirce Park Group in 2003 and $20,000 in 2002.

**COVER+ROSSITER P.A.**

Certified Public Accountants & Advisors
**The plus is added value.**

January 28, 2004

To the Board of Directors
Shone Associates, Ltd.
West Chester, Pennsylvania

We have audited the financial statements of Shone Associates, Ltd. for the year ended December 31, 2003 and have issued our report thereon dated January 28, 2004. As part of our examination, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The objective of an internal control structure is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of the internal control structure should not exceed the benefits derived and also recognizes estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of the internal control structure of a company. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistake of judgment, carelessness or other personal factors. Control procedures, which effectiveness depends upon segregation of duties, can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgment required in the preparation of financial statements. Further, projection of any evaluation of the internal control structure to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the Company's internal control structure for the year ended December 31, 2003 was made for the purpose set forth in the first paragraph above, and it would not necessarily disclose all weaknesses in the system. However, such study and evaluation disclosed no conditions that we believe to be material weaknesses.

We consent to the use of this opinion with the filing of the report of Shone Associates, Ltd. with the Securities and Exchange Commission of Form X-17A-5.

Respectfully submitted,

Cover & Rossiter, P.A.

COVER & ROSSITER, P.A.

62 Rockford Road • Wilmington, DE 19806-1004
(302) 656-6632 • (800) 656-6632 • Fax: (302) 656-1811
Web Site: www.CoverRossiter.com